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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                           Iron Mountain Incorporated
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   462846 10 6
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                                 (CUSIP Number)


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            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.         462846 10 6
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         1.       Names of Reporting Persons.
                  I.R.S. Nos. of above persons (entities only).

                           Chieftain Capital Management, Inc.   13-3194313

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         2.       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  a.       Not Applicable

                  b.       Not Applicable

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         3.       SEC Use Only

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         4.       Citizenship or Place of Organization         New York

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Number of                  5.  Sole Voting Power             -0-
Shares Bene-
ficially Owned             6.  Shared Voting Power       12,575,919
By Each
Reporting                  7.  Sole Dispositive Power        -0-
Person With:
                           8.  Shared Dispositive Power       12,575,919

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         9.       Aggregate Amount Beneficially Owned by Each Reporting Person
12,575,919

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         10.      Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (See Instructions)   Not Applicable

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         11.  Percent of Class Represented by Amount in Row (9)       14.8%

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         12.  Type of Reporting Persons (See Instructions)
                                           IA, CO

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ITEM 1.

         (a)      Name of Issuer: Iron Mountain Incorporated

         (b)      Address of Issuer's Principal Executive Offices:

                           745 Atlantic Avenue
                           Boston, Massachusetts  02111

ITEM 2.

         (a)      Name of Person Filing: Chieftain Capital Management, Inc.

         (b)      Address of Principal Business Office or, if none, Residence:

                           12 East 49th Street
                           New York, New York 10017

         (c)      Citizenship: New York

         (d)      Title of Class of Securities: Common Stock

         (e)      CUSIP Number: 462846 10 6

ITEM 3. IF THIS STATEMENT IF FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

         (b)      [ ] Bank as defined in Section 3(a)(6) of the Act
                  (15 U.S.C. 78c);

         (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

         (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

         (e) [X] An investment advisor in accordance with Section. 240.13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G);

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         (h)      [ ] A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)      [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4.           Ownership

         (a)      Amount beneficially owned:12,575,919

         (b)      Percent of class: 14.8%

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote: -0-

                  (ii)     Shared power to vote or to direct the vote:
                           12,575,919

                  (iii) Sole power to dispose or to direct the disposition of: -0-

                  (iv) Shared power to dispose or to direct the disposition of: 12,575,919

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  Chieftain Capital Management, Inc. ("Chieftain") has investment discretion with respect to the securities to which this statement relates. Chieftain's clients and principals are the direct owners of such securities, and Chieftain does not have any economic interest in such securities. Such clients and principals have the sole right to receive dividends from, and the proceeds from the sale of, such securities. No such client or principal has an interest that relates to more than 5% of the class.

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ITEM 7.           IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                  ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                                    Not Applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                                    Not Applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

                                    Not Applicable

ITEM 10.          CERTIFICATION

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                February 12, 2003
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                                                     Date

                                             /s/ Thomas D. Stern
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                                                  Signature

                                      Thomas D. Stern/Managing Director
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                                                  Name/Title

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